Filed Pursuant to Rule 424(b)(3)
Registration Number 333-139964
THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
2,480,313 Shares of Common Stock
THIRD WAVE TECHNOLOGIES, INC.
Common Stock Issuable Upon Conversion of
Convertible Senior Subordinated Zero-Coupon Promissory Notes due 2011

     This prospectus relates to 2,480,313 shares of our common stock, $0.001 par value, that may be offered for sale by selling stockholders. The shares to be offered hereby may be acquired by the selling stockholders by converting Convertible Senior Subordinated Zero-Coupon Promissory Notes Due 2011 (the “Notes”) purchased in a private placement that we completed on December 20, 2006. The holders of the Notes may convert their Notes at any time on or before the maturity date into 124.01565 shares of our common stock per $1,000 principal amount at maturity, of the Notes, or a total of 2,480,313 shares of our common stock. After the second anniversary of the issuance date of the Notes, if our common stock closes above $9.00 for 20 consecutive trading days, we may force the conversion of the Notes so long as there is an effective registration statement covering the resale of the shares of common stock issuable upon conversion in place.
     We have agreed to bear all expenses, other than broker’s commissions and similar charges in connection with the registration and sale of the shares of common stock being offered by this prospectus.
     The price at which the selling stockholders may sell the shares of common stock being offered by this prospectus will be determined by reference to the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares of common stock being offered by this prospectus.
     Our common stock trades on the NASDAQ Stock Market under the symbol “TWTI.” The last reported sales price for our common stock on January 26, 2007 was $5.02 per share. You are urged to obtain current market quotations for our common stock.

The Securities Offered Hereby Involve a High Degree of Risk.
See “Risk Factors” Beginning at Page 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 30, 2007.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D. C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The Securities and Exchange Commission also maintains a web site that contains reports, proxy and information statements and other information regarding issuers, such as Third Wave Technologies, Inc., that file electronically with the Securities and Exchange Commission (http://www.sec.gov). Our web site is located at http://www.twt.com. The information contained on our web site is not part of this prospectus.
     This prospectus “incorporates by reference” certain information that we have filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934. This means we are disclosing important information to you by referring you to those documents. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is terminated:
(a)	Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

(b)	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

(c)	Current Reports on Form 8-K filed on January 18, 2006, February 6, 2006, April 6, 2006, April 17, 2006, June 20, 2006, September 8, 2006, December 19, 2006, December 20, 20006 and January 12, 2006 (other than the portions of those documents furnished but deemed not to have been filed);

(d)	The description of the common stock of the Company set forth in the Company’s Registration Statement on Form 8-A filed by the Company with the Securities and Exchange Commission on January 23, 2001, including any future amendments or reports filed for the purpose of updating such description; and

(e)	The description of the Preferred Stock Purchase Rights of the Company contained in the Company’s Registration Statement on Form 8-A filed by the Company with the Securities and Exchange Commission on November 30, 2001, as amended by Amendment No. 1 to such Form 8-A filed by the Company with the Securities and Exchange Commission on February 19, 2003, including any further amendments or reports filed for the purpose of updating such description.
     You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document. All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus or after the date of the registration statement of which this prospectus forms a part and prior to the termination of the offering will be deemed to be incorporated in this prospectus by reference and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

     We will provide, upon written or oral request, without charge to you, including any beneficial owner to whom this prospectus is delivered, a copy of any or all of the documents incorporated herein by reference other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct a request for copies to us at Attention: Corporate Secretary, 502 South Rosa Road, Madison, Wisconsin 53719 or you may call us at 888.898.2357.
FORWARD-LOOKING STATEMENTS
     This prospectus contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. When used in this prospectus, the words “believe,” “anticipates,” “intends,” “plans,” “estimates,” and similar expressions are forward-looking statements. Such forward-looking statements contained in this prospectus are based on management’s current expectations. Forward-looking statements may address the following subjects: results of operations; customer growth and retention; development of technologies; losses or earnings; operating expenses, including, without limitation, marketing expense and technology and development expense; and revenue growth. We caution investors that there can be no assurance that actual results, outcomes or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, among others, our limited operating history, unpredictability of future revenues and operating results, competitive pressures and also the potential risks and uncertainties set forth in the “Risk Factors” section contained in this prospectus.
     You should also carefully consider the factors set forth in other reports or documents that we file from time to time with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to update any forward-looking statements.

PROSPECTUS SUMMARY
     This summary highlights selected information from this prospectus to help you understand our common stock, and is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. You should carefully read this prospectus as well as the information incorporated by reference before making a decision about whether to invest in our common stock. You should also carefully review the section entitled “Risk Factors”, which highlights certain risks associated with an investment in the our common stock, to determine whether an investment in our common stock is appropriate for you.
     References in this prospectus to “Third Wave”, the “Company”, “we”, “us” and “our” are to Third Wave Technologies, Inc. and its subsidiaries.
The Company
     Third Wave is a growing leader in molecular diagnostics, providing DNA and RNA analysis products to clinical, research, and agricultural customers. Our company is one of the only companies in the molecular diagnostics market with a unique chemistry — the functional backbone of any molecular test. We are commercializing this unique chemistry to capture opportunities in this growth market.
     In the United States, we serve most major clinical laboratories that perform tests in the molecular diagnostics testing market. Third Wave has also established a strong presence in Japan.
     Our Invader® chemistry is well recognized and widely used. Our clinical diagnostic products are used by clinical testing laboratories to create tests for prognosis, diagnosis, and monitoring by physicians of individual patients. In addition to molecular diagnostics, we support world-renowned researchers looking to improve the identification and management of disease, as well as agricultural customers in plant and animal genetics and diagnostics.
     The Company’s executive offices are located at 502 South Rosa Road, Madison, Wisconsin 53719, and its telephone number is 888.898.2357.
The Offering

COMMON STOCK TO BE SOLD BY SELLING STOCKHOLDERS	2,480,313

TOTAL SHARES OF COMMON STOCK TO BE OUTSTANDING AFTER THE OFFERING	44,616,026

USE OF PROCEEDS BY THE COMPANY	The Company will not receive
any proceeds from the sale of
common stock by the selling stockholder.

NASDAQ STOCK MARKET SYMBOL	TWTI

RISK FACTORS
     An investment in our common stock involves a high degree of risk. Following is a description of material risks involved in an investment in our common stock. You should consider the following factors carefully before deciding to purchase any shares of our common stock.
RISKS RELATED TO OUR BUSINESS
WE HAD AN ACCUMULATED DEFICIT OF $172.4 MILLION AT SEPTEMBER 30, 2006 AND EXPECT TO CONTINUE TO INCUR SUBSTANTIAL OPERATING LOSSES FOR THE FORESEEABLE FUTURE.
     We have had substantial operating losses since our inception in 1993, and we expect our operating losses to continue over the foreseeable future. We experienced net losses of $14.3 million for the first nine months of 2006 and net losses of $22.3 million in 2005, $1.9 million in 2004, and $8.1 million in 2003. In order to further develop our products and technologies, including development of new products for the clinical market, we will need to incur significant expenses in connection with our internal research and development and commercialization programs. As a result, we expect to incur annual operating losses for the foreseeable future. In addition, there is no assurance that we will ever become profitable or that we will sustain profitability if we do become profitable. Should we experience protracted or unforeseen operating losses, our capital requirements would increase and our stock price would likely decline.
FLUCTUATIONS IN OUR QUARTERLY REVENUES AND OPERATING RESULTS MAY NEGATIVELY IMPACT OUR STOCK PRICE.
     Our revenues and results of operations have fluctuated significantly in the past and we expect significant fluctuations to continue in the future due to a variety of factors, many of which are outside of our control. These factors include:
•	the volume and timing of orders for our products;
•	changes in the mix of our products offered;
•	the timing of payments we receive under collaborative agreements, as well as our ability to recognize these payments as revenues;
•	the number, timing and significance of new products and technologies introduced by our competitors;
•	third-party intellectual property, which may require significant investments in licensing or royalties, or which may materially impede our ability to sell products;
•	our ability to develop, obtain regulatory clearance, market and introduce new and enhanced products on a timely basis;
•	changes in the cost, quality and availability of equipment, reagents and components required to manufacture or use our products;
•	availability of commercial and government funding to researchers who use our products and services, including our single-largest research customer in Japan; and
•	availability of third-party reimbursement to users of our clinical products.

     Research and development costs associated with our products and technologies, as well as facilities costs, personnel costs, marketing programs and overhead account for a substantial portion of our operating expenses. Research and development expenses for the nine months ended September 30, 2006 were $8.8 million, and such expenses were $8.4 million, $11.6 million, and $12.0 million for the years ended December 31, 2005, 2004, and 2003, respectively. We cannot reduce these expenses quickly in the short term. If our revenues decline or do not grow as anticipated, we may not be able to reduce our operating expenses accordingly. Failure to achieve anticipated levels of revenues could significantly harm our operating results for one or more fiscal periods. Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. In addition, our operating results in a future fiscal quarter may not meet the expectations of stock market analysts and investors. In that case, our stock price would likely decline and investors would experience a decline in the value of their investment.
OUR TECHNOLOGIES AND COMMERCIAL PRODUCTS MAY NOT BE COMMERCIALLY VIABLE OR SUCCESSFUL, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.
     We are currently developing and commercializing a limited number of products based on our technologies. We plan to develop additional products. We cannot assure you that we will be able to complete development of our products that are currently under development or that we will be able to develop additional new products. In addition, for our genetic and pharmacogenetic products, some of the genetic variations for which we develop our products may not be useful or cost effective in assisting therapeutic selection, patient monitoring or diagnostic applications. In this event, our sales of products for these genetic variations would diminish significantly or cease, and we would not be able to recoup our investment in developing these products. Accordingly, if we fail to successfully develop our products and technologies or if our technologies are not useful in the development of commercially successful products, we may not achieve a competitive position in the market. If we fail to do so, our revenues will be seriously harmed and it is unlikely that we will ever achieve profitability. Market acceptance of our products will depend on widespread acceptance of such products by doctors and clinicians. The use of products to assess genetic variation, gene expression or identify infectious diseases is relatively new and remains uncertain. If clinicians and doctors do not adopt our products, our business, financial condition and results of operation could be adversely affected. In these events, our stock price would likely decline.
WE HAVE LIMITED MANUFACTURING EXPERIENCE AND MAY NEED TO MODIFY, EXPAND OR ESTABLISH NEW MANUFACTURING FACILITIES AS WE COMMERCIALIZE OUR PRODUCTS.
     We have limited experience manufacturing our products and have limited experience manufacturing our products in the volumes that will be necessary for us to achieve significant commercial sales. We may need to establish new manufacturing processes or facilities, modify existing facilities and processes, or outsource product component manufacturing. Facilities expansion and development, process improvements, and outsourcing manufacturing can be delayed by unforeseen circumstances, including inability to obtain needed manufacturing equipment on a timely basis, difficulties with facility construction and completion of improvements and difficulties incorporating new processes and vendor supply issues associated with component outsourcing. If we fail to meet our manufacturing needs, we may not be able to provide our customers with the quantity of products they require, which would damage customer relations and result in reduced revenues. Additionally, some of our products must be manufactured in accordance with the FDA’s QSRs. We have limited experience in manufacturing our products in compliance with QSRs and cannot guarantee that our manufacturing and production systems are in compliance with the QSRs.
     Key components of our products may be sourced from single suppliers or a limited number of suppliers. Specifically, oligonucleotides for many of our research products are sourced from a single supplier as are certain components of our InPlex microfluidic card format. In addition, some of the components incorporated into our products may be proprietary and unavailable from secondary sources. Finally, to comply with QSRs, we must verify that our suppliers of key components are in compliance with all applicable FDA regulations and meet our standards for quality. If we lose a source of supply due to any of the above reasons or otherwise we may not be able to arrange for alternative supply sources. If our suppliers are unable or unwilling to supply us on commercially acceptable terms with these components, we may be unable to satisfy demand for our product on reasonable terms, if at all, which may have an adverse effect on our business, financial condition and results of operations.
OUR LIMITED SALES AND MARKETING EXPERIENCE AND CAPACITY MAY ADVERSELY AFFECT OUR ABILITY TO GROW AND TO COMPETE SUCCESSFULLY IN COMMERCIALIZING OUR POTENTIAL PRODUCTS.
     Our sales force consists of 18 individuals focused on direct sales and 15 individuals focused on service and support in the clinical market. We may need to increase the size of our sales force as we further commercialize our products, and we may not be able to recruit, hire and train a sufficient number of sales personnel in a short time frame. We may also market our products through collaborations and distribution agreements with diagnostics, biopharmaceutical and life science companies. We cannot guarantee that we will be able to establish a successful sales force or to establish collaboration or distribution arrangements to market our products. If we are unable to implement an effective marketing and sales strategy, we will be unable to grow our revenues and execute our business plan. This would have an adverse effect on our business, financial condition and results of operations.
     We have limited experience with sales of our clinical molecular diagnostics products outside of the U.S. We cannot guarantee that we will successfully develop sales, distribution, product and customer support capabilities internationally that will enable us to generate significant revenue from sales outside the United States. In addition, sales made outside the U.S. are subject to foreign regulations typical to the sale and marketing of our products that may pose an additional risk for us. If we fail to increase our revenues from sales outside of the United States, this would have an adverse effect on our business, financial condition and results of operations.
     Our customer base is dominated by a small number of large clinical testing laboratories (Quest Diagnostics, Inc., Specialty Laboratories, Inc., Mayo Medical Laboratories, Kaiser Permanente, and Berkeley Heart Laboratories) and research customers (University of Tokyo/RIKEN and Pioneer Hi-Bred International, Inc.). If we are unable to maintain current pricing levels and/or volumes with these customers, our revenues and business may suffer materially.
THE EARLY TERMINATION OF ANY OF OUR STRATEGIC COLLABORATION OR CUSTOMER SUPPLY AGREEMENTS COULD SERIOUSLY HARM OUR BUSINESS AND FINANCIAL CONDITION.
     Certain of our strategic, research collaboration, and customer supply agreements may be terminated with little or no notice. In particular, the supply of products to Japanese customers may be terminated upon specified notice at any time. These customers will likely account for a material portion of our revenues for 2007. Accordingly, early termination of these relationships and supply agreements would seriously harm our revenues, and in turn, our business, and financial condition.
WE MAY REQUIRE ADDITIONAL FINANCING FOR OUR FUTURE OPERATING PLANS. FINANCING MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, IF AT ALL.
     We may need to raise additional capital in the future. We have expended significant resources and expect to continue to expend significant resources in our research and product development and commercialization activities and to improve production processes, litigate intellectual property disputes, and seek FDA clearance or approvals. The amount of additional capital we will need to raise will depend on many factors, including:

•	our progress with our research and development programs;
•	the needs we may have to pursue FDA clearances or approvals of our products;
•	our level of success in selling our products and technologies;
•	our ability to establish and maintain successful collaborations;
•	the costs we incur in securing intellectual property rights, whether through patents, licenses or otherwise;
•	the costs we incur in enforcing and defending our patent claims and other intellectual property rights;
•	the timing of purchases of additional capital;
•	the need to respond to competitive pressures; and
•	the possible acquisition of complementary products, businesses or technologies.
     If we raise additional funds through the sale of equity, convertible debt or other equity-linked securities, our shareholders’ percentage ownership in the Company will be reduced. In addition, these transactions may dilute the value of our outstanding stock. We may issue securities that have rights, preferences and privileges senior to our common stock. If we raise additional funds through collaborations or licensing arrangements, we may relinquish rights to certain of our technologies or products, or grant licenses to third parties on terms that are unfavorable to us. If future financing is not available to us or is not available on terms acceptable to us, we may not be able to fund our future needs that would have an adverse effect on our business, financial condition and results of operations.
FAILURE TO MAINTAIN EFFECTIVE INTERNAL CONTROLS IN ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND STOCK PRICE.
     If we fail to maintain adequacy of our internal controls in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our stock price.
COMMERCIALIZATION OF OUR TECHNOLOGIES MAY DEPEND ON STRATEGIC PARTNERSHIPS AND COLLABORATIONS WITH OTHER COMPANIES, AND IF OUR CURRENT OR FUTURE PARTNERSHIPS AND COLLABORATIONS ARE NOT SUCCESSFUL, WE MAY EXPERIENCE DIFFICULTY COMMERCIALIZING OUR TECHNOLOGIES AND PRODUCTS.
     In order to augment our internal sales and marketing efforts and to reach additional product and geographic markets, we have entered into or may enter into strategic partnerships and collaborations for the development, marketing, sales or distribution of our products. These agreements provide us, in some instances, with distribution of our products, access to products and technologies that are complementary to ours and funding for development of our products. We may also be dependent on collaborators for regulatory approvals and clearances, and manufacturing in particular geographic and product markets. If our strategic partnerships and collaborations are not successful, we may not be able to develop or successfully commercialize the products that are the subject of the collaborations on a timely basis, if at all, or effectively distribute our products. In addition, if we do not enter into additional partnership agreements, or if these agreements are not successful, our ability to develop, commercialize and distribute products will be negatively affected which will harm our future operating results.
     We have no control over the resources that any partner or collaborator may devote to our products. Any of our present or future partners or collaborators may not perform their obligations as expected. These partners or collaborators may breach or terminate their agreements with us or otherwise fail to meet their obligations or perform their collaborative activities successfully and in a timely manner. Further, any of our partners or collaborators may elect not to develop products arising out of our partnerships or collaborations or devote sufficient resources to the development, manufacture, commercialization or distribution of these products. If any of these events occur, we may not be able to develop our products and technologies and our ability to generate revenues will decrease.
WE ARE IN A HIGHLY COMPETITIVE INDUSTRY AND MARKETPLACE. COMPETITIVE DEVELOPMENTS, INCLUDING NEW TECHNOLOGIES THAT RENDER OURS LESS COMPETITIVE OR OBSOLETE, COULD SERIOUSLY HARM OUR BUSINESS.
     The biotechnology and life sciences industries generally and the genetic analysis and molecular diagnostics markets specifically are highly competitive, and we expect the intensity of competition to increase. We compete with organizations in the United States and abroad that develop and manufacture products and provide services for the analysis of genetic information for research and/or clinical applications. These organizations include:
•	diagnostic, biotechnology, pharmaceutical, healthcare, chemical and other companies;
•	academic and scientific institutions;
•	governmental agencies;
•	public and private research organizations; and
•	clinical labs.
     Many of our competitors have greater financial, technical, research, marketing, sales, distribution, service and other resources than we do. Moreover, our competitors may offer broader product lines and have greater name recognition than we do, and may offer discounts as a competitive tactic. In addition, several development stage companies are currently making or developing technologies, products or services that compete with or are being designed to compete with our technologies and products. Our competitors may develop or market technologies, products or services that are more effective or commercially attractive than our current or future products, or that may render our technologies or products less competitive or obsolete. Competitors may make rapid technological developments which may result in our technologies and products becoming obsolete before we recover the expenses incurred to develop them or before they generate significant revenue or market acceptance. Competitors may also obtain regulatory advances or approvals of their diagnostic products more rapidly than we do. Accordingly, if competitors introduce superior technologies or products or obtain regulatory approvals or clearances quicker than we do, and we cannot make enhancements to our technologies and products necessary for them to remain competitive, our competitive position, and in turn our business, revenues and financial condition, will be seriously harmed. This, in turn, would likely cause our stock price to decline.
     Our existing and potential competitors may be in the process of seeking FDA or foreign regulatory approval for their respective products or may also enjoy substantial advantages over us in terms of research and development expertise, clinical trial expertise, experience in submission of products to regulatory authorities and the marketing or commercialization of FDA approved or cleared products. In addition, many of our competitors may have or will establish third-party reimbursement for their products. We may not be able to compete effectively against competitors that hold such an advantage which may have a material adverse effect on our business, financial condition and results of operations.
WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY METHODS AND TECHNOLOGIES AND MAY BE SUBJECT TO CLAIMS OF INFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.
     Our commercial success will depend, to a significant degree, on our ability to obtain patent protection on many aspects of our business, including the products, methods and services we develop. Patents issued to us may not provide us with substantial protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. In addition, our patent applications or those we have licensed, may not result in issued patents. If our patent applications do not result in issued patents, our competitors may obtain rights to commercialize our discoveries which would harm our competitive position.
     We also may apply for patent protection on novel genetic variations in known genes and their uses, as well as novel uses for previously identified genetic variations discovered by third parties. In the latter cases or in the area of new product development, we may need licenses from the holders of patents with respect to such genetic variations in order to make, use or sell any related products. We may not be able to acquire such licenses on terms acceptable to us, if at all.
     Certain parties are attempting to rapidly identify and characterize genes and genetic variations through the use of sequencing and other technologies. To the extent any patents are issued to other parties on such partial or full-length genes or genetic variations or uses for such genes or genetic variations, the risk increases that the sale of products developed by us or our collaborators may give rise to claims of patent infringement against us. Others may have filed and, in the future, are likely to file patent applications covering many genetic variations and their uses. Others may file patent applications covering improvements to our technologies. Any such patent application may have priority over our patent applications and could further restrict our ability to market our products. We cannot assure you that any license that we may require under any such patent will be made available to us on commercially acceptable terms, if at all.
     While we believe our technology does not infringe any third party rights, we have in the past been party to and are currently party to litigation involving patents and intellectual property rights. We may in the future become party to other litigation involving claims of infringement of intellectual property rights. We could also become involved in disputes regarding the ownership of intellectual property rights that relate to our technologies. These disputes could arise out of collaboration relationships, strategic partnerships or other relationships. Any such litigation could be expensive, take significant time, and could divert management’s attention from other business concerns. If we do not prevail in any pending or future legal proceeding, we may be required to pay significant monetary damages. In addition, we could also be enjoined from use of certain processes or prevented from selling certain configurations of our products that were found to be within the scope of the patent claims. In the event we did not prevail in any pending or future proceeding, we would either have to obtain licenses from the other party, avoid certain product configurations or modify some of our products and processes to design around the patents. Licenses could be costly or unavailable on commercially reasonable terms. Designing around patents or focusing efforts on different configurations could be time consuming, and we could be forced to remove some of our products from the market while we were completing redesigns. Accordingly, if we are unable to settle pending or future intellectual property disputes through licensing or similar arrangements, or if any such pending or future disputes are determined adversely to us, our ability to market and sell our products could be seriously harmed. This would in turn harm our business, financial condition and results of operations.
     In addition, in order to protect or enforce our patent rights or to protect our ability to operate our business, we may need to initiate other patent litigation against third parties. These lawsuits could be expensive, take significant time, and could divert management’s attention from other business concerns. These lawsuits could result in the invalidation or limitation in the scope of our patents or forfeiture of the rights associated with our patents. We cannot assure you that we would prevail in any such proceedings or that a court will not find damages or award other remedies in favor of our opposing party in any of these suits. During the course of any future proceedings, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. Securities analysts or investors may perceive these announcements to be negative, which could cause the market price of our stock to decline.
OTHER RIGHTS AND MEASURES THAT WE RELY UPON TO PROTECT OUR INTELLECTUAL PROPERTY MAY NOT BE ADEQUATE TO PROTECT OUR PRODUCTS AND COULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.
     In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. While we require employees, collaborators, consultants and other third parties to enter into confidentiality and/or non-disclosure agreements where appropriate, any of the following could still occur:
•	the agreements may be breached;
•	we may have inadequate remedies for any breach;
•	the employees, collaborators, consultants and other third parties may apply for patents on improvements to our technologies without assigning ownership rights to us;
•	proprietary information could be disclosed to our competitors; or
•	others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.
     If for any of the above reasons our intellectual property is disclosed, invalidated or misappropriated, it would harm our ability to protect our rights and our competitive position.
IF WE FAIL TO RETAIN OUR KEY PERSONNEL AND HIRE, TRAIN AND RETAIN QUALIFIED EMPLOYEES, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY, WHICH COULD RESULT IN REDUCED REVENUES.
     Our future success will depend on the continued services and on the performance of our senior management, scientific staff, and key employees.
     If a competitor hired members of our senior management staff, scientific staff, or key employees, or if for any reason these employees would not continue to work for us, we would have difficulty hiring employees with equivalent skills.
     In addition, our researchers, scientists and technicians have significant experience in research and development related to the analysis of genetic variations. If we were to lose these employees to our competitors, we could spend a significant amount of time and resources to replace them, which could impair our research and development efforts. Further, in order to scale up our commercialization activity and to further our research and development efforts, we will need to hire, train and retain additional sales, marketing, research, scientific, and technical personnel. If we are unable to hire, train and retain the personnel we need, we may experience delays in the research, development and commercialization of our technologies and products. This would result in reduced revenues and would harm our results of operations.

WE PLAN TO CONTINUE TO INTRODUCE PRODUCTS FOR THE CLINICAL MARKET, AND WE MAY NEED TO OBTAIN FDA CLEARANCES AND APPROVALS AND COMPLY WITH FDA QUALITY SYSTEM REGULATIONS AND OTHER REGULATIONS RELATING TO THE MANUFACTURING, MARKETING AND SALE OF CLINICAL PRODUCTS.
     We anticipate that the manufacturing, labeling, distribution and marketing of a number of our clinical diagnostic products will be subject to extensive regulation in the United States and in certain other countries.
     The Food, Drug and Cosmetic Act requires that medical devices introduced to the U.S. market, unless otherwise exempted, be subject of either a premarket notification clearance, known as a 510(k), or a premarket approval, known as a PMA. In the United States, the FDA regulates, as medical devices, most diagnostic tests and invitro diagnostic (IVD) reagents that are marketed as finished test kits. Some clinical laboratories, however, purchase products that are marketed under FDA regulations as analyte specific reagents (ASRs), and develop and prepare their own finished diagnostic tests. FDA also considers ASRs to be medical devices, however, most ASRs are exempt from 510(k) clearance or PMA approval requirements. The FDA restricts the sale of these products to clinical laboratories certified under CLIA to perform high complexity testing and also restricts the types of products that can be sold as ASRs. We currently market the majority of our diagnostic products as IVDs, ASRs, and General Purpose Reagents (GPRs). Consequently, these clinical products are regulated as medical devices. Should the FDA modify the ASR rules or its interpretation and enforcement of them in a fashion that makes it difficult or impossible for us to market some or all of our products, we may be required to terminate those ASR product sales, conduct clinical studies and make submissions of our products to the FDA for clearance or approval. The FDA is currently in the process of considering the issuance of new guidance that may restrict the products that the FDA believes can be marketed as ASRs. In that event, we could experience significant revenue loss, additional expenses and loss of our clinical customer base which would cause the market price of our stock to decline.
     Unless otherwise exempt, medical devices require FDA approval or clearance prior to marketing in the United States. Although we believe the majority of our currently marketed products, as well as those ASRs we intend to market in the future, are exempt from 510(k) premarket notification and premarket approval requirements, the process of obtaining approvals and clearances necessary to market our proposed clinical products can be time-consuming, expensive and uncertain. To date, we have applied for one FDA clearance with respect to our clinical diagnostic products. This clearance was for our Invader® UGT1A1 Molecular Assay and was obtained in August 2005. We plan to seek additional FDA approvals or clearances for certain products in 2006, however, we cannot predict the likelihood of obtaining those approvals or clearances. Also, clinical products that we may seek to introduce in the future may require FDA approvals or clearances prior to commercial sale in the United States. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of new clinical products. In addition, we cannot assure that regulatory approval or clearance of any clinical products for which we seek such approvals will be granted by the FDA or foreign regulatory authorities on a timely basis, if at all. Furthermore, in the event that the ASR regulatory landscape is modified by the FDA to reduce the number of products qualifying as ASRs, we could experience significant revenue loss, additional expenses and loss of our clinical customer base which would cause the market price of our stock to decline.
     If approval or clearance is obtained we will be subject to continuing FDA obligations. When manufacturing medical devices, including ASRs, we will be required to adhere to Quality System Regulations, which will require us to manufacture our products and maintain records in a prescribed manner. We have never been subject to an FDA Quality System inspection, and we cannot assure that we would pass an FDA audit or maintain compliance in the future. Further, the FDA may place substantial restrictions on the indications for which our products may be marketed or to whom they may be marketed. Additionally, there can be no assurance that FDA will not require us to conduct clinical studies as a condition of approval or clearance. Failure to comply with applicable FDA requirements can result in, among other things:
•	administrative or judicially imposed sanctions;
•	injunctions, civil penalties, recall or seizure of our products;

•	total or partial suspension of production;
•	failure of the government to grant premarket clearance or premarket approval for our products;
•	withdrawal of marketing clearances or approvals; and
•	criminal prosecution.
     Any of our customers using our products for clinical use in the United States may be regulated under CLIA. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The regulations promulgated under CLIA establish three levels of clinical tests and the standards applicable to a clinical laboratory depend on the level of the tests it performs. CLIA requirements may prevent some clinical laboratories, including those laboratories that do not comply with those requirements, from using some or all of our products. In addition, CLIA regulations and future administrative interpretations of CLIA could harm our business by limiting the potential market for some or all of our products.
OUR INTERNATIONAL SALES ARE SUBJECT TO CURRENCY, MARKET AND REGULATORY RISKS THAT ARE BEYOND OUR CONTROL.
     During the nine months ended September 30, 2006, we derived 15% of our product revenues from sales to international end-users and we expect that international sales will continue to account for a portion of our sales. Changes in the rate of exchange of foreign currencies into United States dollars have and will continue to impact our revenues and results of operations.
     The extent and complexity of medical products regulation are increasing worldwide, with regulation in some countries nearly as extensive as in the United States. Further, we must comply with import and export regulations when distributing our products to foreign nations. Each foreign country’s regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money and effort. As a result, we may not be able to successfully commercialize our products in foreign markets at or beyond the level of commercialization we have already achieved.
OUR FAILURE TO COMPLY WITH ANY APPLICABLE ENVIRONMENTAL, HEALTH, SAFETY AND RELATED GOVERNMENT REGULATIONS MAY AFFECT OUR ABILITY TO DEVELOP, PRODUCE OR MARKET OUR POTENTIAL PRODUCTS AND MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.
     Our research, development and manufacturing activities involve the use, transportation, storage and disposal of hazardous materials and are subject to related environmental and health and safety statutes and regulations. As we expand our operations, our increased use of hazardous substances will lead to additional and more stringent requirements. This may cause us to incur substantial costs to maintain compliance with applicable statutes and regulations. In addition, we are obligated to file a report to the U.S. Environmental Protection Agency, or EPA, regarding specified types of microorganisms we use in our operations. The EPA could, upon review of our use of these microorganisms, require us to discontinue their use. If this were to occur, we would have to substitute a different microorganism from the EPA’s approved list. We could experience delays or disruptions in production while we convert to the new microorganism. In addition, any failure to comply with laws and regulations and any costs associated with unexpected and unintended releases of hazardous substances by us into the environment, or at disposal sites used by us, could expose us to substantial liability in the form of fines, penalties, remediation costs or other damages and could require us to shut down our operations. Any of these events would seriously harm our business and operating results.

WE MAY BE HELD LIABLE FOR ANY INACCURACIES ASSOCIATED WITH NUCLEIC ACID TESTS PERFORMED USING OUR PRODUCTS, WHICH MAY REQUIRE US TO DEFEND OURSELVES IN COSTLY LITIGATION.
     We may be subject to claims resulting from incorrect results of analysis of nucleic acid tests performed using our products. Litigating any such claims could be costly. We could expend significant funds during any litigation proceeding brought against us. Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could significantly harm our business, financial condition and results of operations.
IF OUR VENDORS FAIL TO SUPPLY US WITH COMPONENTS FOR WHICH AVAILABILITY IS LIMITED, WE MAY EXPERIENCE DELAYS IN OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION.
     Certain key components of our manufacturing equipment and products are currently available only from a single source or a limited number of sources. We currently rely on outside vendors to manufacture certain components of our products and certain reagents we provide in our products. Some or all of these key components may not continue to be available in commercial quantities at acceptable costs. It could be time consuming and expensive for us to seek alternative sources of supply. Consequently, if any events cause delays or interruptions in the supply of our components, we may not be able to supply our customers with our products on a timely basis which would adversely affect our results of operations.
RELIANCE ON COMPUTER HARDWARE, SOFTWARE AND APPLICATIONS FOR OPERATIONS.
     We depend on the continuous, effective, reliable and secure operation of our computer hardware, software, networks, servers, related infrastructure and applications for the successful operations of our business. Should we encounter difficulties with such systems, our business, financial condition and results of operations could be negatively impacted.
FUTURE ISSUANCE OF OUR PREFERRED STOCK MAY DILUTE THE RIGHTS OF OUR COMMON STOCKHOLDERS.
     Our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, privileges and other terms of these shares without any further approval of our stockholders. The rights of the holders of common stock may be adversely affected by the rights of our holders of our preferred stock that may be issued in the future.
WE HAVE VARIOUS MECHANISMS IN PLACE THAT A STOCKHOLDER MAY NOT CONSIDER FAVORABLE AND WHICH MAY DISCOURAGE UNSOLICITED TAKEOVER ATTEMPTS.
     Certain provisions of our certificate of incorporation and bylaws, Section 203 of the Delaware General Corporation Law, and certain provisions in our executive compensation plans, long-term incentive plans and employment and similar agreements may discourage, delay or prevent changes in our board of directors, executive officers or other senior management. These provisions may also be used by incumbent management to delay a change of control or acquisition of our Company. These provisions include:
•	authorizing our Board of Directors to issue preferred stock and to determine the price, privileges and other terms of these shares without any further approval of our stockholders, which could increase the number of outstanding shares or thwart an unsolicited takeover attempt;
•	establishing a classified Board of Directors with staggered, three-year terms, which may lengthen the time required to gain control of our Board of Directors;
•	prohibiting cumulative voting in the election of directors, which would allow a majority of stockholders to control the election of all directors;

•	requiring super-majority voting to effect certain amendments to our certificate of incorporation and bylaws;
•	limiting who may call special meetings of stockholders;
•	prohibiting stockholder action by written consent, which requires all actions to be taken at a meeting of stockholders;
•	establishing advance notice requirements for nominations of candidates for election to the Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
•	payments due to executive officers and other employees under executive compensation plans, long-term incentive plans and employment and similar agreements that could be triggered certain change of control events.
     A change of control could be beneficial to stockholders in a situation in which the acquisition price being paid by the party seeking to acquire us represented a substantial premium over the prevailing market price of our common stock. If our board of directors were not in favor of such a transaction, the provisions of our certificate of incorporation and bylaws described above could be used by our board of directors to delay or reduce the likelihood of completion of the acquisition.
OUR DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS WILL HAVE SUBSTANTIAL CONTROL OVER OUR AFFAIRS.
     Our directors and executive officers currently beneficially own approximately 3.5% of our common stock. Stockholders that own 5% or more of our outstanding shares own, in the aggregate, approximately 27.5% of our common stock. These stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders. These matters include the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, they may dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination of which you might otherwise approve.
RISKS RELATED TO THE BIOTECHNOLOGY INDUSTRY
PUBLIC OPINION REGARDING ETHICAL ISSUES SURROUNDING THE USE OF GENETIC INFORMATION MAY ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS.
     Public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results may influence governmental authorities to call for limits on, or regulation of the use of, genetic testing. In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Furthermore, adverse publicity or public opinion relating to genetic research and testing, even in the absence of any governmental regulation, could harm our business. Any of these scenarios could reduce the potential markets for our products, which could materially and adversely affect our revenues.
GOVERNMENT REGULATION OF GENETIC RESEARCH OR TESTING MAY ADVERSELY AFFECT THE DEMAND FOR OUR PRODUCTS AND IMPAIR OUR BUSINESS AND OPERATIONS.
     Federal, state, local and foreign governments may adopt further regulations relating to the conduct of genetic research and genetic testing. These new regulations could limit or restrict genetic research activities as well as genetic testing for research or clinical purposes. In addition, if state and local regulations are adopted, these regulations may be inconsistent with, or in conflict with, regulations adopted by other state or local governments. Foreign regulations may be inconsistent with, or in conflict with United States regulations. Regulations relating to genetic research activities could adversely affect our ability to conduct our research and development activities. Regulations restricting genetic testing could adversely affect our ability to market and sell our products. Accordingly, any regulations of this nature could harm our business.
HEALTH CARE COST CONTAINMENT INITIATIVES COULD LIMIT THE ADOPTION OF GENETIC TESTING AS A CLINICAL TOOL, WHICH WOULD HARM OUR REVENUES AND PROSPECTS.
     In recent years, health care payors as well as federal and state governments have focused on containing or reducing health care costs. We cannot predict the effect that any of these initiatives may have on our business, and it is possible that they will adversely affect our business. Health care cost containment initiatives focused on genetic testing could cause the growth in the clinical market for genetic testing to be curtailed or slowed. In addition, health care cost containment initiatives could also cause pharmaceutical companies to reduce research and development spending. In either case, our business and our operating results would be harmed. In addition, genetic testing in clinical settings is often billed to third-party payors, including private insurers and governmental organizations. If our current and future clinical products are not considered cost-effective by these payors, reimbursement may not be available to users of our products. In this event, potential customers would be much less likely to use our products, and our business and operating results would be seriously harmed.
REIMBURSEMENT FOR USE OF OUR PRODUCTS
     Sales of our products will depend, in large part, on the availability of adequate reimbursement to users of those products from government insurance plans, managed care organizations and private insurance plans. Physicians’ recommendations to use our products are likely to be influenced by the availability of reimbursement by insurance companies and other third-party payors. There can be no assurance that insurance companies or third-party payors will provide or continue to provide coverage for our products or that reimbursement levels will be adequate for the reimbursement of the providers of our products. In addition, outside the United States, reimbursement systems vary from country to country and there can be no assurances that third-party reimbursement will be made available at an adequate level, if at all, for our products under any other reimbursement system. Lack of or inadequate reimbursement by government or other third-party payors for our products would have a material adverse effect on our business, financial condition and results of operations.
SECURITIES PURCHASE AGREEMENT
     Pursuant to a Securities Purchase Agreement dated December 18, 2006 (the “Securities Purchase Agreement”), on December 20, 2006 we received a $14,881,878 investment from the selling stockholder through the issuance of $20,000,000 aggregate principal amount (at maturity) of Convertible Senior Subordinated Zero-Coupon Promissory Notes due December 20, 2011. The Notes are convertible into shares of our common stock at a rate of 124.01565 shares per $1,000 of principal at maturity ($744 of purchase price), or a total of 2,480,313 shares of our common stock. Pursuant to the Securities Purchase Agreement, we have agreed to file with the Securities and Exchange Commission this registration statement, of which this prospectus is a part, for resale of the shares of common stock issuable upon conversion of the Notes.
     Assuming that as of December 31, 2006 the Notes had been fully converted by the selling stockholder, the selling stockholder would hold 2,480,313 shares of common stock, which would represent approximately 5.6% of our total outstanding shares. You could therefore experience substantial dilution of your investment upon conversion of the Notes.

USE OF PROCEEDS
     The selling stockholder will receive all of the proceeds from the sale of the common stock into which the notes may be converted. We will not receive any of such proceeds. See “Selling stockholder” for a list of those persons or entities receiving proceeds from the sale of the underlying common stock.
SELLING STOCKHOLDER
     The following table sets forth information as of December 18, 2006 with respect to the beneficial ownership of our common stock both before and immediately following the offering by the selling stockholder. The information about ownership was furnished to the Company by the owners.

	Shares of	Shares of
	Common Stock	Common Stock	Shares of	Percent of
	Owned Prior	Being Offered	Common Stock	Common Stock
Name and Address of	to this	Under this	Owned After	Owned After
Selling stockholder	Offering(1)(2)(3)	Prospectus	this Offering	this Offering

Stark Onshore Master Holding LLC	3,516,521	2,480,313	1,036,208	—
c/o Stark Offshore Management LLC
3600 South Lake Dr.
St. Francis, WI 53235

(1)	The number of shares set forth in the table for the selling stockholder represents the maximum number of shares of common stock to be offered by the selling stockholder. This maximum number of shares being offered by the selling stockholder represents the number of shares that may be issued upon conversion of the Notes. The actual number of shares of common stock issuable upon conversion of the Notes is subject to adjustment for any stock split, stock dividend or similar transaction involving the common stock and could be materially less or more than such number depending on factors which cannot be predicted by us at this time. The actual number of shares of common stock described in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the Notes by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933.

(2)	Under the terms of the Notes, the Notes are convertible by any holder only to the extent that the number of shares of common stock issuable, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying the Notes) would not exceed 4.99% (unless otherwise adjusted to a maximum of 9.99% by the holder of the Notes in the manner prescribed therein) of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling stockholder exceeds the number of shares of common stock that the selling stockholder could own beneficially at any given time through its ownership of the Notes without adjusting the maximum percentage of beneficial ownership permitted. In that regard, the beneficial ownership of the common stock by the selling stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(3)	Includes 1,036,208 shares owned by Stark Master Fund Ltd., a partially owned subsidiary of Stark Onshore Master holding LLC.
PLAN OF DISTRIBUTION
     We are registering the shares offered by this prospectus on behalf of the selling stockholder. The selling stockholder, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholder gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholder under this prospectus.
     The selling stockholder may use any one or more of the following methods when disposing of shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.
     The selling stockholder may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholder to include the pledgee, transferee or other successors in interest as selling stockholder under this prospectus.
     In connection with the sale of our common stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The aggregate proceeds to the selling stockholder from the sale of the common stock offered by it will be the purchase price of the common stock less discounts or commissions, if any. The selling stockholder reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that the selling stockholder meets the criteria and conform to the requirements of that rule.
     The selling stockholder might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholder has represented and warranted to the Company that it does not have any agreement or understanding, directly or indirectly with any an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or government or any department or agency thereof to distribute shares.
     To the extent required, the shares of our common stock to be sold, the name of the selling stockholder, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
     We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. Regulation M’s prohibition on purchases may include purchases to cover short positions by the selling stockholder, and a selling stockholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M.
     We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
     We have advised the selling stockholder that if a particular offer of shares is to be made on terms constituting a material change from the information described under a final prospectus, then, to the extent required, a supplement to the final prospectus must be distributed setting forth the terms and related information as required.
     We have agreed to indemnify the selling stockholder against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
LEGAL MATTERS
     The validity and legality of the securities offered hereby and certain other legal matters will be passed upon for the Company by Kennedy Covington Lobdell & Hickman, L.L.P., Charlotte, North Carolina 28202.
EXPERTS
     Our financial statements and schedule as of December 31, 2005 and for the year then ended and management’s assessment of the effectiveness of internal control over financial reporting as of December 31,

2005 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Grant Thornton LLP, independent registered public accounting firm, as stated in their reports which are incorporated by reference in this prospectus. Such financial statements and schedule and management’s assessment are incorporated in reliance upon the reports of such firm given on their authority as experts in accounting and auditing.
     Our financial statements as of December 31, 2004 and for the years ended December 31, 2004 and 2003 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report. Such financial statements are incorporated in reliance upon the report of such firm given on their authority as experts in accounting and auditing.